

Alexander Egan · 2nd

🔑Creative Director @Sharestates, Cornell Grad, Tech Startup Evangelist & Champion of Lyme

Manhasset, New York, United States · 500+ connections ·

Contact info

Automatic USA

Product School

Experience



Marketing and Product Advisor
Automatic USA · Full-time
Aug 2019 – Present · 1 yr 4 mos
Tolland County, Connecticut, United States

First Employee / Creative Director
Sharestates.com · Full-time
Jul 2014 – Present · 6 yrs 5 mos
Great Neck, NY

• Conduct ground-up visual construction and infrastructural design of initial lending and investing software.
• Perform prototyping, wire-framing, and exploration of modular additions.
• Implement a formal (data-driven) UX design process into the previous waterfall de ...see mor



Co-founder / Brand Strategist
Global Bitcoin Solutions · Full-time
May 2013 – Aug 2014 · 1 yr 4 mos
Brooklyn, New York

• Directed coders in modifying cyclos software to improve user interface and increase efficiency.
• Designed graphics prototypes and preliminary website front-end.
• Conducted and evaluated Alpha/Beta/Build tests for mobile (cyclos) app and webs... ...see mor

Digital Currency Researcher

Chicago Board of Trade
May 2014 – Jul 2014 · 3 mos
Greater Chicago Area

• Performed field research in soy trading.
• Bridged content from digital and physical interfaces involved in day-to-day trading.
• Conducted contextual analysis of CME operations; established possible frameworks for trading digital currencies. ...see mor

Design Consultant

Encountour LLC · Freelance
Jul 2008 – Jan 2009 · 7 mos
HQ: Antigua, Guatemala

• Designed company website; developed user engagement strategy.
• Reduced shopping cart abandonment by enhancing the user experience during the payment process.
• Created logos and brochures used for public relations, social media, and on-camp ...see mor

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Education



Product School

SPM, Software Product Management
2017 – 2017



General Assembly

UXD Certification, User Experience Design

2016 – 2016

An Immersion into the concepts, principles and best practices surrounding User Experience Design.

Cornell University

Bachelor of Science (BoS), Design & Environmental Analysis: Human Factors & Ergonomics

2007 – 2013

Activities and Societies: Human Factors and Ergonomics Society, User Experience Design Group, Design for America, Varsity Lightweight Rowing, Alpha Delta Phi Literary Society, CIC, PhiFashion

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Licenses & certifications



Data Analytics Certificate

Product School

Issued Dec 2017 · No Expiration Date

Credential ID 11102900

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Software Product Management

Product School

Issued Mar 2017 · No Expiration Date

Credential ID 10703110

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